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                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0362
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........1.0
                                                  ------------------------------

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

| |  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Shen                               Avihai
-------------------------------------------------------------------------------
   (Last)                          (First)                    (Middle)

                           c/o Arotech Corporation
                                   632 Broadway
-------------------------------------------------------------------------------
                                    (Street)

 New York                          New York                    10012
-------------------------------------------------------------------------------
   (City)                           (State)                     (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Electric Fuel Corporation d/b/a Arotech Corporation (ARTX)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     | |  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Title: V.P. Finance (Chief Financial Officer)
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                5.             6.
                                                                 4.                             Amount of      Owner-
                                                                 Securities Acquired (A) or     Securities     ship
                                       2A.          3.           Disposed of (D)                Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)            Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------ at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)            of Issuer's    Indirect  Beneficial
Title of Security           Date       any                                       or             Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)  Code     V        Amount      (D)    Price   (Instr. 3 & 4) (Instr.4) (Instr.4)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                08/05/02                  A               4,500       A   $0.0100    10,500           D

===================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)   ity     yy)      yy)     CODE  V    (A)    (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Stock Option
(right                                                                          Common
to buy)     $5.12500                                         06/01/01  06/29/10 Stock     4,000  $0.0000   4,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $5.12500                                         06/01/02  06/29/10 Stock      3,000  $0.0000  3,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $5.12500                                         06/01/03  06/29/10 Stock      3,000  $0.0000  3,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.34375                                         08/30/01  12/03/09 Stock      3,000  $0.0000  3,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.34375                                         08/30/02  12/03/09 Stock      3,000  $0.0000  3,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $4.12500                                         09/30/01  12/20/05 Stock     11,000  $0.0000 11,000      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $4.12500                                         09/30/02  12/20/05 Stock      8,250  $0.0000  8,250      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $4.12500                                         09/30/03  12/20/05 Stock      8,250  $0.0000  8,250      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.66000                                         04/30/02  12/31/06 Stock      9,500  $0.0000  9,500      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.30000                                         12/31/01  12/31/11 Stock      2,719    (1)    2,719      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.33000    04/29/02         I      4,800        10/30/02  04/29/07 Stock      4,800  $0.0000  4,800      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.33000    04/29/02         I      3,600        10/30/03  04/29/07 Stock      3,600  $0.0000  3,600      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.33000    04/29/02         I      3,600        10/30/04  04/29/07 Stock      3,600  $0.0000  3,600      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $1.42000    04/01/02         I      8,153        04/01/02  04/01/12 Stock      8,153    (1)    8,153      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $0.73000    07/01/02         I      8,153        07/01/02  07/01/12 Stock      8,153    (1)    8,153      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $0.85000                                         10/01/02  10/01/12 Stock      8,153    (1)    8,153      D
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right                                                                          Common
to buy)     $0.61000                                        01/01/03   01/01/13 Stock      8,153    (1)    8,153      D
                                                                                         -------
                                                                                         100,332
                                                                                         =======

===================================================================================================================================

Explanation of Responses:

(1) Mr. Shen has agreed to forego, each month, $1,087.00 of his base salary in exchange for, each month, approximately 2,718 option to purchase stock of the issuer, which options are credited to him quarterly.





/s/ Avihai Shen                                                  02/14/03
---------------------------------------------            -----------------------
**Signature of Reporting Person                                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





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